Wells Operating Partnership II, L.P.

c/o Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

August 9, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	Tom Kluck
Folake Ayoola
Jessica Barberich
Lee Wilson

Re:	Wells Operating Partnership II, L.P. Registration Statement on Form S-4 Filed July 18, 2011 File No. 333-175623

Dear Mr. Kluck:

On behalf of Wells Operating Partnership II, L.P. (the “Company”), I am pleased to respond as follows to the Securities and Exchange Commission’s (the “Staff’s”) comment letter, dated August 8, 2011, relating to the above-captioned Registration Statement (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement filed on the date hereof (“Amendment No. 1”), a copy of which has been marked to show changes from the original Registration Statement. I have enclosed one (1) copy of a marked draft of Amendment No. 1 and one (1) copy of a clean draft of Amendment No. 1 with this letter.

This letter is being filed in response to the Staff’s comments dated August 8, 2011.

Please note that for the Staff’s convenience, I have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

General, page 1

1. We note that you are registering the exchange securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company has separately filed the requested supplemental letter on the date hereof.

2. We note that, throughout the document, you refer to Wells Real Estate Investment Trust II, Inc. when the issuer of the exchange securities and the registrant of the registration statement on Form S-4 is Wells Operating Partnership II, L.P. Please revise to include separate information for the issuer as required by Regulation S-K or advise.

Response: As discussed below in response to the Staff’s comments #4 and 5, the Company is part of the Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) consolidated group. Wells REIT II conducts business primarily through the Company and owns all of the equity interests of the Company. Wells REIT II is also a co-registrant on the Registration Statement, as are the Subsidiary Guarantors (as defined in the Registration Statement) of Wells REIT II and the Company. As a result of the above factors, and as discussed with the Staff on August 9, 2011, the Company believes disclosure regarding the business of the Company and Wells REIT II on a consolidated basis is appropriate under Regulation S-K. The Company has amended certain disclosures in Amendment No. 1 to clarify the ownership of the Company. Please see “Summary” and “Management discussion and analysis” in Amendment No. 1 attached for further elaboration of the above.

Cover page of the prospectus, page 2

3. Please revise your disclosure to include the following:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response: The Company has revised the cover page of the prospectus in response to the Staff’s comment.

Note 13 – Financial Information for Parent Guarantor, other Guarantor Subsidiaries and

Non-Guarantor Subsidiaries, page 2

4. We note you have provided condensed consolidating financial information for Wells REIT II as the parent guarantor, Wells OP II as the subsidiary issuer, other guarantor subsidiaries, and non-guarantor subsidiaries. Please confirm and revise to disclose, if true, that you and all the guarantor subsidiaries are 100% owned by Wells REIT II and all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

Response: The Company confirms that it and all the Guarantor Subsidiaries are 100% owned by Wells REIT II and all guarantees are full, unconditional, joint and several. The company has amended the Registration Statement to include these specific disclosures. Please see “Summary” and “Description of the new notes” in the attached Amendment No. 1 for further elaboration of the above.

5. Further to our above comment, we note from disclosures provided on page F-8 that Wells REIT II owns more than 99.9% of your equity interests and Wells Capital, Inc., an affiliate to the external advisor for Wells REIT II, is your sole limited partner. Given the participation of Wells Capital, Inc. in your ownership structure, please clarify how you meet the definition of 100% owned by Wells REIT II outlined in Rule 3-10(h)(1) of Regulation S-X.

Response: On June 30, 2011, Wells Capital, Inc. exchanged its limited partnership interests in the Company for common stock of Wells REIT II. As a result of this transaction, the Company is now 100% owned by Wells REIT II. As of the date of the annual and interim historical financial statements included in the Registration Statement (December 31, 2010 and March 31, 2011), the statements contained therein regarding Wells REIT II’s ownership of the Company were accurate. The Company has revised the disclosure in “Summary” and “Management discussion and analysis” in the attached Amendment No. 1 to reference the June 30, 2011 transaction resulting in 100% ownership of the Company by Wells REIT II.

In discussions with the Staff on August 9, 2011, a question was raised regarding the availability of the exception set forth in Section 3-10(d) of Regulation S-X for the Company in connection with the Registration Statement. We note that the conditions set forth in Section 3-10(d) are satisfied as of the date of both the filing of the Registration Statement and the issuance of the securities which are the subject of the Registration Statement (the New Notes (as defined in the Registration Statement), which will be issued upon the closing of the exchange offer). The text of Section 3-10(d) does not require that the conditions set forth therein have been satisfied as of the date of all historical financial statements included in the Registration Statement. As a result, the Company believes Section 3-10(d) applies to the Registration Statement, and the Company has included the financial statements required thereunder.

Item 22. Undertakings, page 2

6. Please provide the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response: The Company has revised the undertakings in response to the Staff’s comment.

If you have any questions regarding this letter, the Registration Statement or Amendment No. 1, please contact me at 770.449.7800.

Sincerely,

Wells Operating Partnership II, L.P.

By:	Wells Real Estate Investment Trust II, Inc.
Its:	General Partner

By:	/s/ Douglas P. Williams
Douglas P. Williams
Executive Vice President, Secretary,
Treasurer and Director

*****

cc:	Robert H. Bergdolt, Esq., DLA Piper LLP (US)
Jamie Knox, Esq., DLA Piper LLP (US)

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